

September 15, 2010

Philip W. Tomlinson
Chairman and Chief Executive Officer
Total System Services, Inc.
One TSYS Way
Columbus, Georgia 301901

>   Re: **Total System Services, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 18, 2010**
>   **File No. 001-10254**

Dear Mr. Tomlinson:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate Governance and Board Matters, page 4

1.   Please tell us whether there are any relationships that are required to be disclosed pursuant to Item 407(e)(4) of Regulation S-K. In this regard, we note that Mr. Lampton serves on the compensation committee of Synovus Financial Corp. and Mr. Anthony, an executive officer of Synovus Financial Corp., serves as a director of the company. In addition, to the extent that either Mr. Lampton or Mr. Anthony engaged in transactions within the ambit of paragraph (a) of Item 404 of Regulation S-K, disclosure is required under the caption "Compensation Committee Interlocks and Insider Participation." Refer to Item 407(e)(4)(iii) and (iv) of Regulation S-K and advise.

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing

Philip W. Tomlinson
Total System Services, Inc
September 15, 2010
Page 2

your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel